

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Donald Allan, Jr.
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2021**
> **Filed February 18, 2021**
> **File No. 001-05224**

Dear Mr. Allan, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing